UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
F.N.B. Corporation Progress Savings 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

Audited Financial Statements and
Supplemental Schedules
F.N.B. Corporation Progress Savings 401(k) Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
F.N.B. Corporation Progress Savings 401(k) Plan
Hermitage, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s 2007 financial statements was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 and the supplemental Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/: Crowe Chizek and Company LLC
South Bend, Indiana
June 27, 2008

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash	$—	$41,569,333
Investments, at fair value:
Guaranteed Income Fund	9,829,491	—
Mutual funds	2,694,873	—
Interest in pooled separate accounts	33,316,686	—
F.N.B. Corporation common stock	11,902,610	14,472,043
Contributions Receivable:
Participant	—	184,993
Employer	1,429,346	63,860
Participant loans	1,200,152	858,296

Net assets available for benefits at fair value	60,373,158	57,148,525
Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	—

Net assets available for benefits	$60,373,158	$57,148,525

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Additions
Investment income:
Dividend and interest income	$1,265,912	$842,246
Net appreciation (depreciation) in fair value of investments	(777,110)	4,978,711

Total investment income	488,802	5,820,957

Contributions:
Participant	5,169,285	4,615,395
Participant rollover	230,768	600,871
Employer	3,146,273	1,578,585

Total contributions	8,546,326	6,794,851

Other income	29,713	—

Total additions	9,064,841	12,615,808

Deductions
Distributions to participants or beneficiaries	5,803,310	4,362,916
Administrative expenses	36,898	64,840

Total deductions	5,840,208	4,427,756

Net increases	3,224,633	8,188,052

Net assets available for benefits:
Beginning of year	57,148,525	48,960,473

End of year	$60,373,158	$57,148,525

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, covering all non-temporary employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC and First National Insurance Agency, LLC. Employees who have completed 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2007, employees are eligible to participate in the Plan without completing the 90 days of service.
Effective January 1, 2004, F.N.B. Corporation spun off its Florida operations into a separate, independent public company, First National Bankshares of Florida, Inc. (FLB). As a result of the spin-off, F.N.B. Corporation stockholders received one share of FLB common stock for each share of the Corporation’s common stock owned. FLB common stock became an approved investment option in the Plan; however, no further contributions may be made into this investment option. Effective January 1, 2005, FLB was acquired by Fifth Third Bancorp (Fifth Third) and all FLB shares in the Plan were converted to Fifth Third shares. Effective March 31, 2006, investment in Fifth Third shares was no longer a permitted investment option. Accordingly, all investment in Fifth Third shares as of that date were sold and funds reinvested in the Principal Stable Value Fund.
As a result of the Corporation acquiring The Legacy Bank (Legacy), NSD Bancorp, Inc. (NSD), and North East Bancshares, Inc. (NE) effective May 26, 2006, February 18, 2005, and October 7, 2005, respectively, employees who were active participants in the defined contribution plans of Legacy, NSD and NE were permitted to immediately participate in the Plan. As of December 31, 2007, the Internal Revenue Service plan termination determination letters and distribution information for Legacy, NSD and NE have been received and all of the assets have been distributed from all three plans.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
1. Description of Plan (continued)
Contributions
Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Plan also allows participants who have attained age 50 by the end of the plan year to elect to make catch-up contributions in accordance with Code Section 414(v). The Corporation makes a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution. Effective January 1, 2007, the Corporation began making an additional contribution of 2% of a participant’s salary and may make another contribution of up to 2% of a participant’s salary based on the Corporation’s performance. Effective January 1, 2008, the automatic contribution changes from 2% to 4% for all new full-time employees except for new full-time employees of First National Insurance Agency. The amount of matching contributions is a discretionary percentage and may be changed at any time. Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.
Principal Financial Group, Inc. (Principal) was the custodian of all of the Plan’s assets through December 31, 2006. The First National Trust Company is the trustee for the F.N.B. Corporation common stock. Effective January 1, 2007, the custodian for the Plan’s assets changed to Prudential Retirement Services (Prudential). All of the investments except for the F.N.B. Corporation common stock were sold in December 2006 as the plan investment options offered by Prudential are different than those offered by Principal. These funds were then reinvested in accordance with the conversion plan as soon as the conversion to Prudential was completed.
The employer’s discretionary contributions are used to purchase the Corporation’s common stock. Participants who have attained age 55 are permitted to direct the trustee to invest any or all of the Corporation’s discretionary portion of their account into any other investment that may be permitted under the Plan. Effective January 1, 2007, participants may direct the trustee to invest any or all of the vested portion of the Corporation’s discretionary portion into any permitted investment.
Dividends on F.N.B. Corporation Common Stock
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock. Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with their voluntary contribution and the employer’s matching contribution and an allocation of the Plan’s net earnings as defined by the Plan.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s matching contributions and actual earnings thereon after three years of service (see vesting schedule below):

Vesting Schedule
Years of Service	Percentage

1	0%
2	0%
3	100%
Prior to January 1, 2007, employer contributions and earnings thereon fully vested after five years of service (see vesting schedule below). However, the vesting of employer contribution’s for participants in the plan prior to January 1, 2007 shall vest based on the more favorable of the two vesting schedules.

Vesting Schedule
Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
1. Description of Plan (continued)
Forfeitures
Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses and to reduce future employer contributions. For the years ended December 31, 2007 and 2006, forfeitures totaled $65,043 and $59,457, respectively. Of these amounts, $56,000 was used to reduce employer contributions for 2007, and $59,457 was used to reduce plan expenses for 2006.
Payment of Benefits
Upon termination of service, a participant with a vested account balance of less than $1,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $1,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except for distributions which are recorded when paid by the trustee.
Valuation of Investments
The fair value of the Guaranteed Income Fund represents the estimated proceeds that would have been paid to the Plan had the contract been discontinued as of the plan year end date.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract.
The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account.
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations.
Purchases and sales of securities are recorded on a trade-date basis.
The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.
Investment Income
Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income is recorded on an accrual basis utilizing the ex-dividend date.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions shall be made on or before September 15 of the year following the plan year end.
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
2. Summary of Significant Accounting Policies (continued)
Effect of Newly Issued But Not Yet Effective Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
3. Investments
All investments except for the F.N.B. Corporation common stock were sold in December 2006 as the plan investment options offered by Prudential are different than those offered by Principal. In January 2007, the cash and F.N.B. common stock were transferred from Principal to Prudential. The cash was then used to purchase investments based on participant elections.
The following presents investments that represent 5% or more of the Plan’s net assets at fair value.

	December 31
	2007	2006

F.N.B. Corporation common stock*	$11,902,610	$14,472,043
Guaranteed Income Fund	9,829,491	—
International Blend/Mund Capital Fund	5,548,221	—
Dryden S&P 500 Index Fund	5,492,920	—
Mid Capital Value/Integrity	5,060,732	—
Core Plus Bond/PIMCO	4,337,719	—

*	Includes nonparticipant-directed investments
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Pooled separate accounts	$1,927,197	$3,613,234
Mutual funds	60,101	—
Common stock	(2,764,408)	994,918
Guaranteed interest account	—	370,559

	$(777,110)	$4,978,711

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
4. Nonparticipant-Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2007	2006

Investments, at fair value:
F.N.B. Corporation common stock	$7,687,346	$8,465,024

	Year Ended
	December 31
	2007	2006

Beginning balance	$8,465,024	$6,716,516
Changes in net assets:
Employer contributions	1,725,645	1,514,725
Net appreciation (depreciation) in fair value of investments	(2,394,612)	463,693
Dividends	469,955	395,987
Distributions to participants or beneficiaries	(120,100)	(542,459)
Transfers to participant-directed investments	(443,498)	(68,051)
Administrative expenses	(15,068)	(15,387)

Ending balance	$7,687,346	$8,465,024

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
5. Group Annuity Contract
Effective January 1, 2007, the Plan entered into a fully benefit-responsive annuity contract with Prudential Retirement Insurance & Annuity Company (Prudential). Prudential maintains the contributions in its general account. Prudential’s general account is credited with earnings and is charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.
The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.
The crediting interest rate of the contract is based on many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula but cannot be less than 1.50%. The interest crediting rate is reset semiannually. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts. No adjustment amount is being reported as management has determined that there is no difference between contract value and fair value of the contract as of December 31, 2007.

Average yields:	2007

Based on interest rate credited to participants (1)	4.30%
Based on actual earnings — actual average yield (2)	4.30%

(1)	Calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value.

(2)	Calculated by dividing the earnings credited to the plan on the last day of plan year by the end of plan year Fair Value.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2007 and 2006
6. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.
7. Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The First National Trust Company is the trustee for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $31,248 and $49,768 for plan years 2007 and 2006, respectively.
Certain Plan investments are interests in a Guaranteed Income Fund and shares of pooled separate accounts managed by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2007 and 2006, the Plan held an aggregate of 809,701 and 792,122 shares of F.N.B. Corporation common stock valued at $11,902,610 and $14,472,043, respectively. Dividends received on F.N.B. Corporation common stock were $729,120 and $702,733 for plan years 2007 and 2006, respectively. Participant loans are also considered party-in-interest investments.

Supplemental Schedules

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406       Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

	(b)	(c)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	**	9,829,491
		Large Capital Value/LSV Asset Management	**	1,629,465
		Core Plus Bond/PIMCO	**	4,337,719
		Small Capital Growth/ESSEX	**	2,211,282
		Mid Capital Growth/Timesquare Fund	**	1,733,214
		Mid Capital Value/Integrity	**	5,060,732
		SSGA Russell 3000	**	1,236,577
		Wells Fargo Adv Small Capital	**	2,912,549
		Dryden S&P 500 Index Fund	**	5,492,920
		International Blend/Mund Capital Fund	**	5,548,221
		Retirement Goal Income Fund	**	135,326
		Retirement Goal 2010 Fund	**	655,947
		Retirement Goal 2020 Fund	**	1,180,296
		Retirement Goal 2030 Fund	**	786,770
		Retirement Goal 2040 Fund	**	356,360
		Retirement Goal 2050 Fund	**	39,308

				43,146,177

	Growth Fund of America	Growth Fund of America	**	2,497,301

	American Century Real Estate	American Century Real Estate	**	197,572

*	F.N.B. Corporation	Common stock — nonparticipant directed	$17,754,159	7,687,346
		Common stock — participant directed	**	4,215,264

				11,902,610

*	Participant Loans	Interest rates ranging from 4.00% to 9.25% maturing through 2013	**	1,200,152

				$58,943,812

*	Indicates party in interest to the Plan.

**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406       Plan #002
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2007

					(h)
					Current
	(b)				Value of
(a)	Description of Assets	(c)	(d)	(g)	Asset on	(i)
Identity of	Including Interest Rate and	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Maturity in Case of a Loan	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets

FNB Corporation	Common Stock	$3,197,203	$—	$3,197,203	$3,197,203	$—
FNB Corporation	Common Stock	$—	$3,001,992	$4,016,502	$3,001,992	$(1,014,510)
There were no category (i), (ii), or (iv) reportable transactions during 2007.
Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES
      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan
Date: June 27, 2008	/s/Brian F. Lilly
Brian F. Lilly
Chief Financial Officer